                                  EXHIBIT 11


                           PATTERSON DENTAL COMPANY
                       COMPUTATION OF EARNINGS PER SHARE
                   (in Thousands, except per share amounts)


                                                            April 26,     April 27,    April 29,
                                                              1997          1996         1995
                                                            ---------     ---------    ---------
Earnings per share:
  Average shares outstanding                                  21,634        17,669        17,612
  Net effect of assumed conversion of Patterson
    Preferred based on the if-converted method (1)               ---         3,843         3,854
  Net effect of dilutive stock options and employee
    stock purchase plans - based on the treasury stock
    method using average market price (2)                         47            27            22
                                                             -------       -------       -------
          Total                                               21,681        21,539        21,488
                                                             =======       =======       =======
Net income available for common shareholders (3)             $32,415       $28,125       $23,572
                                                             =======       =======       =======
Net earnings                                                 $  1.50       $  1.31       $  1.10
                                                             =======       =======       =======

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(1)  Assumes conversion of Patterson Preferred to Common at the ratio of 1 to
     1.08.

(2) Additional dilution using higher of average or ending market price is not material. Therefore, additional fully diluted presentation is not required.

(3) Assumes the dividend eliminated upon conversion of preferred stock is offset by incremental ESOP compensation cost.